Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of November 7, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and nine months ended September 30, 2023 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2022 and for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Non-IFRS Financial Performance Measures

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

Triple Flag is a precious metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Since our inception in 2016, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. We acquired Maverix Metals Inc. (“Maverix”), a royalty and streaming company, earlier this year and our portfolio is now comprised of 234 assets, consisting of 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	32
Development & Exploration	202
Total	234

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are the primary, uncontrollable drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended		Nine months ended
	September 30		September 30
Average Metal Prices/Exchange Rates	2023	2022	2023	2022
Gold (US$/oz)[1]	1,928	1,729	1,930	1,824
Silver (US$/oz)[2]	23.57	19.23	23.40	21.92
Exchange rate (US$/C$)[3]	1.3415	1.3056	1.3456	1.2828

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar; the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand, as well as global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended September 30, 2023, the gold price ranged from $1,871 to $1,976 per ounce, averaging $1,928 per ounce for the period, a 12% increase from the same period in the prior year. During the nine months ended September 30, 2023, the gold price ranged from $1,811 to $2,048 per ounce, averaging $1,930 per ounce for the period, a 6% increase from the same period in the prior year. As at September 30, 2023, the gold price was $1,871 per ounce (based on the LBMA PM fix). Notably, the gold price decreased towards the end of the third quarter of 2023 due to a combination of rising real yields and a stronger US dollar, while a buoyant economy negatively weighed on investment demand for gold.  Also during the quarter, physically-backed global gold ETFs saw net outflows with September being the fourth straight month of outflows mainly due to investors’ intensifying expectations of rates staying “higher for longer”.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications. Accordingly, a rebound of manufacturing activity is expected to have a positive effect on silver. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended September 30, 2023, the silver price ranged from $21.62 to $25.18 per ounce, averaging $23.57 per ounce for the period, a 23% increase from the same period in the prior year. During the nine months ended September 30, 2023, the silver price ranged from $20.09 to $26.03 per ounce, averaging $23.40 per ounce for the period, with a 7% increase from the same period in the prior year. As at September 30, 2023, the silver price was $23.08 per ounce (based on the LBMA fix). Similar to gold, silver was influenced by rising bond yields, the US dollar, and exchange traded fund flows.

Currency Exchange Rates

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at September 30, 2023, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three and nine months ended September 30, 2023 compared to three and nine months ended September 30, 2022

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except GEOs, per share metrics and asset margin)	2023	2022	2023	2022
IFRS measures:
Revenue	$49,425	$33,754	$152,285	$107,999
Gross Profit	25,809	19,720	75,629	62,546
Depletion	16,811	10,817	48,479	35,481
General administration costs	4,440	3,627	15,296	11,084
Impairment charges	27,107	—	27,107	—
Net (Loss) Earnings	(6,041)	12,815	26,527	39,626
Net (Loss) Earnings per Share – basic and diluted	(0.03)	0.08	0.13	0.25
Operating Cash Flow	36,750	25,356	116,494	81,655
Operating Cash Flow per Share	0.18	0.16	0.59	0.52

Non-IFRS measures[1]:
GEOs	25,629	19,523	78,844	59,143
Adjusted Net Earnings	17,337	13,258	48,512	43,583
Adjusted Net Earnings per Share	0.09	0.09	0.24	0.28
Adjusted EBITDA	38,804	26,054	117,524	84,655
Free Cash Flow	36,750	25,356	116,494	81,655
Asset Margin	90%	90%	90%	91%

1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Recent Quarterly Performance

The following charts highlight our recent quarterly performance.

1GEOs, adjusted EBITDA and adjusted net earnings as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2023 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2023 guidance, which remains unchanged.

2023 Guidance
GEOs[1]	100,000 to 115,000[2]
Depletion	$65 million to $71 million
$21 million to $22 million comprising:
Cash: $16 million to $17 million
General administration costs	Non-Cash: ~$5 million
Australian Cash Tax Rate[3]	~25%

1.

GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2.	Assumed commodity prices of $1,850/oz gold, $22.00/oz silver, $4.00/lb copper and $100/carat for diamonds.
3.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.

Our 2023 outlook on stream  and related interests and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2023 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

For the fourth quarter of 2023, gold, silver, copper and royalty revenues have been converted to GEOs using commodity prices of $1,900 per ounce of gold and $23.00 per ounce of silver.

Sustainability Initiatives

We strongly believe that sustainability is integral to our long-term success, the mining industry, and host communities. Robust sustainability performance, measured across multiple time horizons, ensures responsible development, worker safety, environmental protection, social responsibility, and benefits all stakeholders. Triple Flag, as a long-term-focused organization, recognizes the value of responsible practices. We support our mining partners in their decarbonization efforts while maintaining carbon neutrality across both our financed and corporate emissions.

We do not invest in oil, gas, or coal, instead focusing on green metals like copper and nickel in the non-core portion of our portfolio. Green metals are essential for the effective transition to a low-carbon economy driven by renewable energy. We conduct thorough due diligence, leveraging our experienced ESG team and external experts to identify and mitigate transitional and climate-related financial risks. Our goal is to achieve net-zero emissions by 2050, and we are actively pursuing pathways to attain this target.

Recognition and Achievements

In late July 2023, we received our inaugural rating of AA in the MSCI ESG Ratings assessment. MSCI ESG Research provides ratings on global public companies on a scale of AAA (leader) to CCC (laggard), according to exposure to industry-specific ESG risks and the ability to manage those risks relative to peers. Triple Flag falls into the highest scoring range for corporate governance relative to peers, reflecting governance practices that are well aligned to investor interests. In the environment and social categories, we performed higher than the industry average, excelling in community relations and health & safety metrics.

In September 2023, we were awarded Best Company for Social Responsibility (Mid-Cap) by ESG Investing. This award recognizes intentional and impactful community outreach, highlighting our commitment to serve our local and partner communities through active engagement. In addition, we were finalists for Best in Climate Reporting by ESG Investing, which recognizes excellence in climate-related disclosure and methodology.

Subsequent to quarter-end, we received our second Morningstar Sustainalytics rating, resulting in a 3rd percentile finish – 3rd of 117 across the precious metals industry with an absolute risk rating of 8.9 (negligible risk), improving on our rating from last year. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk.

Giving Back to Our Community

Throughout the summer, wildfires raged across Canada, devastating communities and cutting off key supply routes. To aid in getting critical supplies to the front lines, we contributed C$10,000 to the Atlantic Canada Wildfire Fund organized by the Canadian Red Cross, which offered targeted support to residents of Quebec and Nova Scotia.

In July 2023, Katy Board, our VP of Talent & ESG, visited the Northparkes mine in New South Wales, Australia to attend the Frontline Ball, in support of Ronald McDonald House Charities in nearby Orange. Over A$100,000 was raised in support of local charities. The event was sponsored in part by Triple Flag, and Katy hosted our bursary award winners at the event, giving her the opportunity to meet the recipients (past and present) and site management in person. The Central West Ronald McDonald House supports rural and regional families from Western NSW Health District families, and for Child and Adolescent Mental Health Unit (“CAMHS”). The CAMHS unit in Orange is the only dedicated child and adolescent mental health unit in NSW outside of Sydney. The majority of the families utilizing the house come from rural communities surrounding the minesite.

In August 2023, our team spent a day at a Habitat for Humanity construction site, meeting partner families and working on the building of a 20-unit townhome complex. In addition to contributing labor, we donated C$15,000 to the Habitat fund for the construction of affordable housing in Toronto. In September 2023, Triple Flag sponsored a table at the 2023 Reasons for Hope Dinner (previously known as the Miner’s Lamp Dinner). This event raised over C$1.5 million for the University of Toronto’s Department of Psychiatry to support research into the prevention and early detection of mental illness in children and youth. Triple Flag is proud to be a continuing supporter of Reasons for Hope and mental health initiatives across Canada. Further, to commemorate the National Day for Truth and Reconciliation, our team attended an education session on the United Nations Declaration on the Rights of Indigenous Peoples to further our awareness of Indigenous law.

We currently support 15 engineering-related students through a full bursary program in partnership with Impala Bafokeng (“Implats”, formerly Royal Bafokeng). It is anticipated that 8 of these students will graduate at the end of 2023 and have the opportunity to join Implats’s graduate employment program. We will begin recruiting new and continuing students throughout Q4 and early into Q1 2024 (note the school year in South Africa is on a calendar year schedule).

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three and nine months ended September 30, 2023 compared to three and nine months ended September 30, 2022

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2023	2022	2023	2022
Streaming and Related Interests
Cerro Lindo	$10,563	$8,024	$32,550	$30,426
Northparkes	7,559	5,351	21,754	18,561
ATO	4,130	5,183	15,857	10,799
RBPlat	3,148	3,027	9,185	10,636
Buriticá	3,029	1,449	8,646	5,084
Moss	2,340	—	8,286	—
Auramet	2,358	—	7,208	—
Renard	1,710	2,348	5,834	6,978
Other[1]	2,553	196	8,221	1,402
	$37,390	$25,578	$117,541	$83,886
Royalty Interests
Fosterville	$3,108	$3,486	$8,144	$12,073
Beta Hunt	2,328	—	7,015	—
Young-Davidson	1,319	1,266	3,888	4,202
Camino Rojo	1,079	—	3,118	—
Florida Canyon	1,554	—	2,979	—
Other[2]	2,647	3,424	9,600	7,838
	12,035	8,176	34,744	24,113
Total	$49,425	$33,754	$152,285	$107,999

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2023	2022	2023	2022
Gold	$29,149	$20,605	$89,473	$61,205
Silver	18,321	10,605	56,070	39,159
Other[3]	1,955	2,544	6,742	7,635
Total	$49,425	$33,754	$152,285	$107,999

1.	Includes revenue from El Mochito, La Colorada, Gunnison and Pumpkin Hollow.
2.	Includes revenue from Dargues, Eagle River, Hemlo, Henty, Stawell and other royalties, including royalties acquired pursuant to the Maverix acquisition.
3.	Includes copper and diamonds.

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2023	2022	2023	2022
Streaming and Related Interests
Cerro Lindo	5,477	4,640	16,925	16,592
Northparkes	3,919	3,095	11,223	10,144
ATO	2,142	2,998	8,218	5,999
RBPlat	1,632	1,751	4,754	5,810
Buriticá	1,570	838	4,478	2,777
Moss	1,214	—	4,291	—
Auramet	1,222	—	3,734	—
Renard	887	1,358	3,023	3,829
Other[1]	1,324	113	4,257	757
	19,387	14,793	60,903	45,908
Royalty Interests
Fosterville	1,612	2,016	4,199	6,599
Beta Hunt	1,207	—	3,621	—
Young-Davidson	684	733	2,011	2,300
Camino Rojo	560	—	1,615	—
Florida Canyon	806	—	1,538	—
Other[2]	1,373	1,981	4,957	4,336
	6,242	4,730	17,941	13,235
Total	25,629	19,523	78,844	59,143

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2023	2022	2023	2022
Gold	15,115	11,918	46,254	33,587
Silver	9,500	6,134	29,100	21,368
Other[3]	1,014	1,471	3,490	4,188
Total	25,629	19,523	78,844	59,143

1.	Includes revenue from El Mochito, La Colorada, Gunnison and Pumpkin Hollow.
2.	Includes revenue from Dargues, Eagle River, Hemlo, Henty and Stawell and other royalties, including royalties acquired pursuant to the Maverix acquisition.
3.	Includes copper and diamonds.

Key Developments

For the nine months ended September 30, 2023

Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd .

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% net smelter returns (“NSR”) royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million. The additional royalty interest was recorded as mineral interest.

Impairment Charges

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges’’ line within the condensed interim consolidated statements of income (loss).

Loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

i.	Renard

During the three months ended September 30, 2023, the Renard mine, operated by the Stornoway Diamond Corporation (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 Impairment of Assets, and for the Bridge Financing under IFRS 9 Financial Instruments.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios.

On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil as at September 30, 2023, resulting in a total impairment charge of $20.2 million.

ii.	Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor Mine, now exceeding twelve months, coupled with the market activity and financial position of Monarch disclosed in their 2023 consolidated financial statements, which was released on September 28, 2023, is a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

On November 3, 2023, Monarch announced that one of its creditors, Investissement Québec (“IQ”), had provided notice of its intention to exercise certain rights in respect of the security for its loans totaling C$10.1 million to Monarch.  IQ’s loans are secured by all assets of Monarch.

As a result, Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou mine in Côte d’Ivoire, operated by Allied Gold Corp (“Agbaou Royalty”). The Agbaou royalty provides Triple Flag with an entitlement to 2.5% of net smelter returns from future production at the Agbaou mine. Triple Flag acquired the Agbaou Royalty for a total consideration of $15.5 million of which $13.5 million was paid in cash and remaining paid through an in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

Acquisition of Maverix

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (the “Maverix Warrants”) (5,000,000 Maverix share warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag Share. The Maverix Warrants were exercised on April 12, 2023.

In connection with the closing, Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders, and incurred $5.8 million of transaction costs. The transaction was accounted for as an asset acquisition on January 19, 2023. Following the completion of the acquisition, Maverix Metals Inc. became a wholly-owned subsidiary of Triple Flag.

The transaction was accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587.8 million and is described in Note 4 of the Interim Financial Statements. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control under the terms of Maverix’s employment agreements.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to 4 months. As at September 30, 2023, 13.6 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended September 30, 2023, we sold the 452,685 ounces of silver delivered under the agreement, a 7% increase from the ounces of silver sold for the same period in the prior year, driven by higher deliveries. GEOs sold were 5,477 for the three months ended September 30, 2023, compared to 4,640 for the same period in the prior year.

For the nine months ended September 30, 2023, we sold the 1,419,442 ounces of silver delivered under the agreement, largely in line with the silver sold for the same period in the prior year. GEOs sold were 16,925 for the nine months ended September 30, 2023, compared to 16,592 for the same period in the prior year.

As expected and previously disclosed, deliveries from Cerro Lindo improved sequentially in the third quarter of 2023 following the rainfall-related shutdown in mid-March due to Cyclone Yaku, which temporarily restricted access to higher-grade zones in the second quarter.

During the quarter, the exploration program at Cerro Lindo focused on extensions of known orebodies to the southeast of Cerro Lindo. Drilling also began at the Patahuasi Millay expansion target, which is within Triple Flag’s stream area and is located 500 meters to the northwest of Cerro Lindo.

2.	Northparkes (Operator: China Molybdenum Co., Ltd)

Under the stream agreement with China Molybdenum Co., Ltd (“CMOC”), we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream lag production by 2 months. As at September 30, 2023, 37,794 ounces of gold and 680,842 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended September 30, 2023, we sold the 3,254 ounces of gold and 55,098 ounces of silver delivered to the Company. This compares to 2,544 ounces of gold and 48,707 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 3,919 for the three months ended September 30, 2023, compared to 3,095 for the same period in the prior year.

For the nine months ended September 30, 2023, we sold the 9,184 ounces of gold and 171,255 ounces of silver delivered to the Company. This compares to 8,460 ounces of gold and 148,571 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 11,223 for the nine months ended September 30, 2023, compared to 10,144 for the same period in the prior year.

E31 and E31N are higher gold grade open pit deposits at Northparkes, which are expected to contribute to significant near-term production growth at this operation. Development continues to advance, with the first blast successfully completed at E31N during August 2023. Mining of transitional ore commenced at both open pits during the month, with sulfide ore mined from E31 in September. Ore from E31 and E31N is expected to contribute to mill feed blend starting in the fourth quarter of 2023 , which should drive GEOs sales growth starting in 2024.

Separately, the E22 blockcave feasibility study continued to advance during the third quarter of 2023 and is expected to be completed in the first half of 2024. A boxcut and decline development from surface is expected to commence in the third quarter of 2024. Of note, this study is expected to include an evaluation of a regrind ball mill which, if approved, could be installed by 2025 to improve concentrate grade and marketability.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited)

Under the stream agreement with Royal Bafokeng Platinum Limited (“RBPlat”), we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the RBPlat PGM Operations. Typically, deliveries under the stream lag production by 5 months. As at September 30, 2023, 26,523 ounces of gold had been delivered under the stream agreement with RBPlat since inception.

For the three months ended September 30, 2023, we sold the 1,631 ounces of gold delivered by RBPlat under the stream agreement, a 6% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 1,632 for the three months ended September 30, 2023, compared to 1,751 for the same period in the prior year.

For the nine months ended September 30, 2023, we sold the 4,767 ounces of gold delivered by RBPlat under the stream agreement, a 17% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 4,754 for the nine months ended September 30, 2023, compared to 5,810 for the same period in the prior year.

Impala Platinum Limited (“Implats”) has completed the acquisition of RBPlat and is now implementing plans to integrate and optimize the asset. As contiguous operations, the combined asset base of Impala Rustenburg and RBPlats is expected to result in a more secure and sustainable Rustenburg operating complex.  It has a premier production base, well-capitalized infrastructure and long-term competitive positioning, and an integrated processing capability which will assist with achievement of material potential synergies. We are encouraged by the outlook for this asset, particularly as the Styldrift mine ramps up to nameplate hoisting capacity of 230kt per month.

4.	Altan Tsagaan Ovoo (“ATO”) (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and 25% of payable gold thereafter, subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375,000 ounces of silver have been delivered and 50% of payable silver thereafter, subject to an annual cap of 59,315 ounces. As at September 30, 2023, 24,529 ounces of gold and 67,159 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended September 30, 2023, we sold the 1,995 ounces of gold and 11,922 ounces of silver delivered to the Company under stream and related interests, compared to the 2,927 ounces of gold and 9,214 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 2,142 for the three months ended September 30, 2023, compared to 2,998 for the same period in the prior year.

For the nine months ended September 30, 2023, we sold the 7,891 ounces of gold and 26,928 ounces of silver delivered to the Company under stream and related interests (2,500 ounces were from the prepay arrangement), compared to the 5,905 ounces of gold and 12,728 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 8,218 for the nine months ended September 30, 2023, compared to 5,999 for the same period in the prior year.

Steppe Gold has indicated that current operations at ATO are on track to achieve their target of 25,000 to 30,000 ounces of gold for 2023. On July 11th, 2023, Steppe Gold announced it had signed a binding term sheet for $150 million in financing to fully fund the construction and completion of the Phase 2 mine and mill expansion at ATO (“Phase 2”). In October 2023, Steppe Gold announced an initial drawdown of $9.6 million from the $150 million financing package for the development of Phase 2. As per disclosures from the operator, Phase 2 is expected to generate a total of 1,237,000 ounces of gold equivalent (“Au Eq”) recovered over 12 years, at an average of over 100,000 gold equivalent ounces per annum over 12 years. First concentrate production from Phase 2 is expected in late 2025 or early 2026.

Exploration continues at ATO with a focus on expanding oxide mineralization. Steppe Gold has explored less than 10% of the license area.

5.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement with Zijin Mining Group Co., we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset. On average, deliveries under the stream lag production by 3 months.

For the three months ended September 30, 2023, we sold the 129,771 ounces of silver delivered under the agreement, a 67% increase from the same period in the prior year. GEOs sold were 1,570 for the three months ended September 30, 2023, compared to 838 for the same period in the prior year.

For the nine months ended September 30, 2023, we sold the 376,636 ounces of silver delivered under the agreement, a 60% increase from the same period in the prior year. GEOs sold were 4,478 for the nine months ended September 30, 2023, compared to 2,777 for the same period in the prior year.

Through the third quarter of 2023, Buriticá was able to maintain steady operations, however due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police.

6.	Renard (Operator: Stornoway Diamond Corporation)

Under the stream agreement with Stornoway Diamond Corporation, we receive 4% of payable carats over the life of the asset.

For the three months ended September 30, 2023, there were 19,050 diamond carats attributable to the Company under the agreement, in line with the same period in the prior year. GEOs sold were 887 for the three months ended September 30, 2023, compared to 1,358 for the same period in the prior year, largely driven by a higher ratio of gold prices to diamond prices.

For the nine months ended September 30, 2023, there were 56,567 diamond carats attributable to the Company under the agreement, an 5% increase from the same period in the prior year. GEOs sold were 3,023 for the nine months ended September 30, 2023, compared to 3,829 for the same period in the prior year, largely driven by a higher ratio of gold prices to diamond prices.

During the three months ended September 30, 2023, the Renard mine, operated by the Stornoway, experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 Impairment of Assets, and for the Bridge Financing under IFRS 9 Financial Instruments.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act in Quebec. As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil as at September 30, 2023, resulting in a total impairment charge of $20.2 million.

7.	Moss (Operator: Elevation Gold Mining Corporation)

Pursuant to the Maverix acquisition, the Company acquired a silver stream on the Moss mine, located in Arizona, USA. Under the agreement, we receive 100% of payable silver produced from the Moss mine until 3.5 million ounces have been delivered under the agreement and 50% thereafter. As at September 30, 2023, 1.1 million ounces of silver had been delivered under the stream agreement since inception.

For the three and nine months ended September 30, 2023, GEOs earned were 1,214 and 4,291, respectively.

The 3A Phase 2 gold and silver leach pad expansion at Moss continues to progress on budget and is expected to be completed in the fourth quarter of 2023.

Subsequent to quarter-end, the Company entered into an agreement with the operator to receive 1,125 ounces of gold by December 15, 2023 in exchange for an advance of $2 million.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited, effective February 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia. On October 25, 2023, Agnico Eagle reported results for the third quarter of 2023. For the three months ended September 30, 2023, Fosterville milled 144 thousand tonnes of ore at an average grade of 13.22 g/t Au resulting in gold production of 59,790 ounces, compared to 172 thousand tonnes of ore milled for the same period in the prior year at an average grade of 15.11 g/t Au resulting in gold production of 81,801 ounces.

For the nine months ended September 30, 2023, Fosterville milled 468 thousand tonnes of ore at an average grade of 15.48 g/t Au resulting in gold production of 228,161 ounces, compared to 385 thousand tonnes of ore milled for the same period in the prior year at an average grade of 20.46 g/t Au resulting in gold production of 249,693 ounces.

GEOs earned were 1,612 and 4,199 for the three and nine months ended September 30, 2023, respectively, compared to 2,016 and 6,599 respectively for the prior year.

Agnico Eagle now expects full year 2023 gold production at Fosterville of approximately 285,000 ounces, compared to prior guidance of 295,000 to 315,000 ounces. This is mainly driven by a focus on underground development to advance upgrades to the primary ventilation system.

Ongoing exploration work at Fosterville continued through the third quarter, including a highlight intercept of 10.8 g/t Au gold over 10.0 meters in the Cardinal splay, approximately 190 metres down-plunge of current mineral reserves. The result is the deepest visible-gold intercept in the Cardinal splay achieved to date, which is a key target of the Lower Phoenix zone.

2.	Beta Hunt (Operator: Karora Resources Inc.)

Pursuant to the Maverix acquisition, the Company acquired 3.25% GRR and 1.5% NSR royalties on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,207 and 3,621 for the three and nine months ended September 30, 2023, respectively.

Karora Resources continues to advance development of a second decline at Beta Hunt to increase mine capacity to 2 million tonnes per annum by the end of 2024. Exploration work throughout 2023 focused on the Fletcher and Mason zones, which indicate the potential for resource expansion outside the main Western Flanks and A Zone areas. Notably at the Mason zone, drilling in the third quarter of 2023 extended the mineralized strike by 100 meters to 800 meters, providing confidence for a potential new deposit for mining. Highlight assays include 14.7 g/t Au over 4.0 meters and 12.2g/t Au over 6.0 meters.

3.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada. On October 25, 2023, Alamos Gold reported results for the third quarter of 2023. For the three months ended September 30, 2023, Young-Davidson processed 754,705 tonnes of ore at an average grade of 2.08 g/t Au and a recovery of 90%, resulting in gold production of 45,100 ounces, compared to 719,050 tonnes of ore processed for the same period in the prior year at an average grade of 2.31 g/t Au and a recovery of 92%, resulting in gold production of 49,300 ounces.

For the nine months ended September 30, 2023, Young-Davidson processed 2,153,377 tonnes of ore at an average grade of 2.14 g/t Au and a recovery of 90%, resulting in gold production of 135,300 ounces, compared to 2,161,792 tonnes of ore processed for the same period in the prior year at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 147,600 ounces.

GEOs earned were 684 and 2,011 for the three and nine months ended September 30, 2023, respectively, compared to 733 and 2,300 respectively for the prior year.

According to Alamos Gold, Young-Davidson had a strong third quarter with mining at forecasted rates. Higher grades are expected to drive stronger performance in the fourth quarter of 2023 and the asset is on track to achieve its full-year gold production guidance of 185,000 to 200,000 ounces.

Financial Assets

The following table summarizes other financial assets as at September 30, 2023 and December 31, 2022:

	As at	As at
($ thousands)	September 30, 2023	December 31, 2022
Prepaid gold interests – Auramet Capital Partners[1]	$40,818	$—
Investments[2]	6,165	5,372
Prepaid gold interest – Steppe Gold[3]	—	4,534
Total financial assets	46,983	9,906

1	On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”). The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered (since inception), Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries. As at September 30, 2023, 38,750 ounces of gold were yet to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 of the Interim Financial Statements for additional details.
3	On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that were delivered by Steppe Gold in 8 monthly deliveries. The final delivery was made in May, 2023.

The change in fair value of financial assets for the three months ended September 30, 2023 was $798 thousand loss (2022: $307 thousand loss), and for the nine months ended September 30, 2023 was $1,901 thousand gain (2022: $4,799 thousand loss).

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at September 30, 2023 and December 31, 2022:

	As at	As at
($ thousands)	September 30, 2023	December 31, 2022
Cash and cash equivalents	$14,343	$71,098
Other current assets	33,826	19,509
Non-current assets	1,857,609	1,246,424
Total assets	$1,905,778	$1,337,031

Current liabilities	$12,534	$12,586
Long-term debt	65,000	—
Other non-current liabilities	6,544	5,966
Total liabilities	84,078	18,552
Total shareholders’ equity	1,821,700	1,318,479
Total liabilities and shareholders’ equity	$1,905,778	$1,337,031

Total assets were $1,905.8 million as at September 30, 2023, compared to $1,337.0 million as at December 31, 2022. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and financial assets. The increase in total assets from December 31, 2022 was largely driven by the mineral interests acquired pursuant to the Maverix acquisition.

Total liabilities were $84.1 million as at September 30, 2023, compared to $18.6 million as at December 31, 2022. The increase in total liabilities largely relate to the net drawdown from the Credit Facility to partially fund the Maverix acquisition, net of subsequent repayments. Total liabilities consist largely of long-term debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at September 30, 2023 was $1,821.7 million, compared to $1,318.5 million as at December 31, 2022. The increase in shareholders’ equity largely reflects additional equity issued pursuant to the Maverix acquisition and income generated during the period net of dividends paid.

Shareholders’ Equity

As at September 30, 2023	Number of shares
Common shares	201,693,662

As at December 31, 2022	Number of shares
Common shares	155,685,593

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases on the TSX will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. For the three and nine months ended September 30, 2023, the Company purchased 234,474 and 1,146,120, respectively of its common shares under the normal course issuer bid (“NCIB”) for $3.2 million and $16.3 million respectively. Triple Flag may purchase a remaining 684,858 common shares out of the authorized total of 2,000,000.

On September 30, 2023, in connection with the NCIB, the Company entered into an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. On September 29, 2023, the Company instructed the designated broker to make purchases under the ASPP during the period between October 2, 2023 to November 9, 2023.  The Company has recorded a liability of $1.5 million reflecting the obligation to purchase shares under ASPP as at September 30, 2023.

As at November 7, 2023, 201,569,762 common shares are issued and outstanding and stock options are outstanding to purchase a total of 5,015,773 common shares.

For the three and nine months ended September 30, 2023, we declared and paid dividends in United States dollars totaling $10.6 million and $30.7 million, respectively (2022: $7.8 million and $22.6 million, respectively). For the three and nine months ended September 30, 2023, no shares were issued from treasury for participation in the Dividend Reinvestment Plan.

Results of Operations Review

Condensed Consolidated Statements of Income (loss)

Three and nine months ended September 30, 2023 compared to three and nine months ended September 30, 2022

The following table presents summarized consolidated statements of income (loss) information for the three and nine months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except share and per share information)	2023	2022	2023	2022
Revenue	$49,425	$33,754	$152,285	$107,999
Cost of sales	23,616	14,034	76,656	45,453
Gross profit	25,809	19,720	75,629	62,546

General administration costs	4,440	3,627	15,296	11,084
Business development costs	991	694	3,346	1,932
Impairment charges	27,107	—	27,107	—
Expected credit losses	974	—	974	—
Sustainability initiatives	206	255	428	638
Operating income (loss)	(7,909)	15,144	28,478	48,892

(Loss) gain on disposition of mineral interest	—	—	(1,000)	2,099
(Decrease) increase in fair value of financial assets	(798)	(307)	1,901	(4,799)
Finance costs, net	(539)	(262)	(3,117)	(1,241)
Foreign currency translation loss	(327)	(136)	(275)	(289)
Other expenses	(1,664)	(705)	(2,491)	(4,230)
Earnings (loss) before income taxes	(9,573)	14,439	25,987	44,662
Income tax recovery (expense)	3,532	(1,624)	540	(5,036)
Net (loss) earnings	$(6,041)	$12,815	$26,527	$39,626
Weighted average shares outstanding – basic	201,839,092	155,970,318	198,589,730	156,003,665
Weighted average shares outstanding – diluted	201,839,092	155,970,318	198,814,120	156,003,665
Earnings (loss) per share – basic and diluted	$(0.03)	$0.08	$0.13	$0.25

Three months ended September 30, 2023 compared to three months ended September 30, 2022

Revenue was $49.4 million, an increase of 46% from $33.8 million for the same period in the prior year largely due to $12.1 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $2.8 million higher revenue due to higher silver prices, $2.2 million higher revenue due to higher gold prices, and $1.0 million higher revenue due to higher volume from streams and related interests, partially offset by $1.8 million lower revenue due to lower revenue from royalties, and $0.6 million lower revenue due to lower diamond prices. Higher revenue from streams and related interests was largely driven by higher deliveries from Northparkes, Buriticá, and Cerro Lindo.

Market gold price and gold sales volume for our streams were $1,928 per ounce and 7,475 ounces, respectively, compared to $1,729 per ounce and 7,199 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.57 per ounce and 790 thousand ounces, respectively, compared to $19.23 per ounce and 558 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, all of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $23.6 million (including depletion) from streams and related interests and royalties, compared to $14.0 million (including depletion) from streams and royalties for the same period in the prior year. The increase in cost of sales for the three months ended September 30, 2023 was largely due to cost of sales associated with streams, royalties and related interests acquired pursuant to the Maverix acquisition and cost of sales associated with higher metal deliveries from streams and related interests.

Gross profit was $25.8 million, an increase of 31% from $19.7 million for the same period in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition, higher gross profit from the Cerro Lindo, Northparkes and Buriticá streams due to higher deliveries at higher metal prices, partially offset by lower gross profit from the ATO stream due to lower deliveries.

General administration costs were $4.4 million, compared to $3.6 million for the same period in the prior year. Higher costs for the three months ended September 30, 2023 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs relating to an increase in the number of directors and the US listing, and higher professional services as we continued to grow the business.

Business development costs were $1.0 million, compared to $0.7 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges relate to the impairment of the Renard stream and receivables and the Beaufor royalty.

Expected credit loss provision was $974 thousand, compared to nil for the same period in the prior year.  The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate.

For the three months ended September 30, 2023, expenditures on various sustainability initiatives were $206 thousand, compared to $255 thousand for the same period in the prior year.

Decrease in fair value of financial assets for the three months ended September 30, 2023 represents decrease in the fair value of our equity investments, partially offset by increase of fair value of the prepaid gold interests.

Finance costs, net were $0.5 million, compared to $0.3 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on bank deposits and loan receivables. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax recovery was $3.5 million, compared to income tax expense of $1.6 million for the same period in the prior year. The income tax recovery was driven by tax recovery associated with the impairment charges, increased general administration costs and business development costs, partially offset by sales mix.

Net loss was $6.0 million, compared to net income of $12.8 million for the same period in the prior year. Net loss was driven by impairment charges of $27.1 million, higher general administration costs, and expected credit loss provision related to our loan receivables, partially offset by higher gross profit.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

Revenue was $152.3 million, an increase of 41% from $108.0 million for the same period in the prior year largely due to $39.3 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $6.9 million higher revenue due to higher volume from streams and related interests and $3.3 million higher revenue due to higher gold prices, $2.4 million higher revenue due to higher silver prices partially offset by $6.2 million lower revenue from royalties, and $1.5 million lower revenue due to lower diamond prices. Higher revenue from streams and related interests was largely driven by higher deliveries from ATO, Buriticá, and Northparkes, partially offset by lower deliveries from RBPlat. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,930 per ounce and 21,292 ounces, respectively, compared to $1,824 per ounce and 20,447 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.40 per ounce and 2.4 million ounces, respectively, compared to $21.92 per ounce and 1.8 million ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreements, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, all of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $76.7 million (including depletion) from streams and related interests and royalties, compared to $45.5 million (including depletion) from streams and royalties for the same period in the prior year. The increase in cost of sales for the nine months ended September 30, 2023 was largely due to cost of sales associated with streams, royalties and related interests acquired pursuant to the Maverix acquisition and cost of sales associated with higher metal deliveries from streams and related interests.

Gross profit was $75.6 million, an increase of 21% from $62.5 million for the same period in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition, higher gross profit from the Buriticá, Northparkes and Cerro Lindo streams due to higher deliveries at higher metal prices, partially offset by lower gross profit from Fosterville due to lower attributable ounces.

General administration costs were $15.3 million, compared to $11.1 million for the same period in the prior year. Higher costs for the nine months ended September 30, 2023 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs relating to an increase in the number of directors and the US listing, and higher professional services as we continued to grow the business.

Business development costs were $3.3 million, compared to $1.9 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges relate to the impairment of the Renard stream and receivables and the Beaufor royalty.

Expected credit loss provision was $974 thousand, compared to nil for the same period in the prior year.  The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the nine months ended September 30, 2023, expenditures on various sustainability initiatives were $428 thousand, compared to $638 thousand for the same period in the prior year.

Loss on disposition of mineral interests of $1.0 million represents the loss on the Eastern Borosi NSR due to a buyback  (“Eastern Borosi Buyback”) exercised by Calibre Mining Corp (“Calibre”). On April 18, 2023, Calibre announced that it had commenced mining at the Eastern Borosi open pit. 2022 included a gain of $2.1 million on the Talon royalty buydown.

Increase in fair value of financial assets for the nine months ended September 30, 2023 represents increase in the fair value of prepaid gold interests, partially offset by decrease in the fair value of our equity investments.

Finance costs, net were $3.1 million, compared to $1.2 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on bank deposits and loan receivables. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax recovery was $0.5 million, compared to expense of $5.0 million for the same period in the prior year. Income tax recovery was driven by tax recovery associated with the impairment charges, increased general administration costs and business development costs, partially offset by sales mix.

Net earnings were $26.5 million, compared to $39.6 million for the same period in the prior year. Lower net earnings in 2023 were driven by impairment charges of $27.1 million, higher general administration costs, higher business development costs, expected credit loss provision related to our loan receivables and higher finance costs, partially offset by higher gross profit. Net earnings in 2023 were also impacted by a $1.0 million loss on disposition of mineral interests and an increase in fair value of financial assets of $1.9 million. Net earnings for the same period in the prior year included a gain of $2.1 million on disposition of mineral interests and a decrease in fair value of financial assets of $4.8 million.

Condensed Statements of Cash Flows

Three and nine months ended September 30, 2023 compared to three and nine months ended September 30, 2022

The following table presents summarized consolidated statements of cash flow information for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2023	2022	2023	2022
Operating cash flow before working capital and taxes	$38,380	$27,438	$120,202	$88,398
Income taxes paid	(2,531)	(1,568)	(5,614)	(5,053)
Change in working capital	901	(514)	1,906	(1,690)
Operating cash flow	36,750	25,356	116,494	81,655
Net Cash used in investing activities	(23,329)	(4,800)	(203,300)	(10,961)
Net Cash (used in) from financing activities	(15,450)	(12,033)	30,096	(28,334)
Effect of exchange rate changes on cash and cash equivalents	(66)	(251)	(45)	(329)
(Decrease) Increase in cash during the period	(2,095)	8,272	(56,755)	42,031
Cash and cash equivalents at beginning of period	16,438	74,431	71,098	40,672
Cash and cash equivalents at end of period	$14,343	$82,703	$14,343	$82,703

Three months ended September 30, 2023 compared to three months ended September 30, 2022

Operating cash flow was $36.8 million, an increase of 45% from $25.4 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $38.4 million, an increase of 40% from $27.4 million for the same period in the prior year. The increase was driven by higher cash flows from streams, royalties and related interests acquired pursuant to the Maverix acquisition, higher cash flows from streams, partially offset by higher general administration costs.

Net cash used in investing activities was $23.3 million for the three months ended September 30, 2023, compared to $4.8 million for the same period in the prior year. Net cash used in investing activities in the three months ended September 30, 2023 included $16.6 million for the acquisition of an additional royalty interest in Stawell, $3.4 million of funding for the Prieska royalty, and $3.3 million of long-term loans. Net cash used in investing activities for the same period in the prior year included $4.8 million of funding for the Steppe Gold Prepaid Gold Interest.

Net cash used in financing activities was $15.5 million for the three months ended September 30, 2023, compared to $12.0 million for the same period in the prior year. Net cash used in financing activities for the three months ended September 30, 2023, largely consisted of Credit Facility repayments of $15 million, dividend payments of $10.6 million, $3.2 million paid to purchase shares under the NCIB, as well as interest payments of $1.5 million, partially offset by $15 million of drawdown from the Credit Facility. Net cash used in financing activities for the same period in the prior year largely consisted of dividend payments of $7.8 million, $1.8 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $0.5 million.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

Operating cash flow was $116.5 million, an increase of 43% from $81.7 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $120.2 million, an increase of 36% from $88.4 million for the same period in the prior year. The increase was driven by higher cash flows from interests acquired pursuant to the Maverix acquisition, higher cash flows from streams, partially offset by higher general administration and business development costs.

Net cash used in investing activities was $203.3 million for the nine months ended September 30, 2023, compared to $11.0 million for the same period in the prior year. Net cash used in investing activities in the nine months ended September 30, 2023 included $146 million net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional royalty interest in Stawell, $13.5 million for the Agbaou royalty, $3.4 million of funding for the Prieska stream, $3.7 million for the Clean Air Metals royalty, and $20.7 million of long-term loans, partially offset by $2 million of proceeds from the Eastern Borosi Buyback. Net cash used in investing activities for the same period in the prior year included $8.9 million of funding for the Beaufor royalty acquisition including transaction costs, $5.2 million of funding for the Sofia royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $0.4 million of stream funding for the Pumpkin Hollow gold and silver stream, and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5,000,000 Talon Shares and C$4.2 million for the disposition of 6,444,786 GoldSpot shares.

Net cash from financing activities was $30.1 million for the nine months ended September 30, 2023, compared to $28.3 million net cash used in financing activities for the same period in the prior year. Net cash from financing activities for the nine months ended September 30, 2023, largely consisted of $130 million drawdowns from the Credit Facility and $17.2 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $65 million, dividend payments of $30.7 million, $16.3 million paid to purchase shares under the NCIB, as well as interest payments of $4.7 million. Net cash used in financing activities for the same period in the prior year largely consisted of dividend payments of $22.6 million and $2.1 million paid to purchase shares under the NCIB program.

Liquidity and Capital Resources

As of September 30, 2023, our cash and cash equivalents were $14.3 million, compared to $71.1 million as at December 31, 2022. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next twelve months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at September 30, 2023, the Credit Facility balance was $65 million.

Finance costs, net relating to the Credit Facility for the three and nine months ended September 30, 2023 were $0.5 million and $3.1 million respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.3 million and $1.2 million respectively for the three and nine months ended September 30, 2022, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at September 30, 2023, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalties.

Quarterly Information1, 2

	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
IFRS measures:
Cash and cash equivalents	14,343	16,438	21,712	71,098	82,703	74,431	58,132	40,672
Total assets	1,905,778	1,922,759	1,924,417	1,337,031	1,325,499	1,318,244	1,311,462	1,303,409
Revenue	49,425	52,591	50,269	43,886	33,754	36,490	37,755	36,990
Net (loss) earnings	(6,041)	6,034	16,534	15,460	12,815	10,922	15,889	13,381
Earnings (loss) per share (basic and diluted)	(0.03)	0.08	0.09	0.10	0.08	0.07	0.10	0.09
Operating cash flow	36,750	40,875	38,870	36,721	25,356	29,940	26,359	28,997
Operating cash flow per share	0.18	0.20	0.20	0.24	0.16	0.19	0.17	0.19

Non-IFRS measures[3]:
GEOs	25,629	26,616	26,599	25,428	19,523	19,507	20,113	20,605
Adjusted Net Earnings	17,337	17,660	13,516	17,429	13,258	14,854	15,471	13,409
Adjusted Net Earnings per share	0.09	0.09	0.07	0.11	0.09	0.10	0.10	0.09
Adjusted EBITDA	38,804	41,630	37,090	33,848	26,054	28,144	30,457	28,880
Average gold price[4]	1,928	1,976	1,890	1,726	1,729	1,871	1,877	1,795
Average silver price[5]	23.57	24.13	22.55	21.17	19.23	22.60	24.01	23.33

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the third quarter of 2023, we acquired an additional royalty interest in Stawell. In the second quarter of 2023, we generated record GEOs, revenues and operating cash flow; acquired the Agbaou Royalty and participated in the execution of the Nevada Copper financing package. In the first quarter of 2023 we completed the Maverix acquisition. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper’s open pit project, provided remaining funding for the Nevada Copper gold and silver stream and acquired the royalty on the Thunder Bay North Project. In the third quarter of 2022, we listed our shares on the New York Stock exchange and acquired the Steppe Gold Prepaid Gold Interest and in the second quarter of 2022, we acquired the Sofia royalty. In the first quarter of 2022, we acquired the Beaufor royalty. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million.

Commitments and Contingencies

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of September 30, 2023, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

		Inception		Attributable volume	Per unit
	Commodity	date	Unit	purchased	cash payment	Term
Stream Interests
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023[9]	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023[9]	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023[9]	Ounce	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023[9]	Ounce	100%[10]	20% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023[9]	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved[11]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage. Streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
9.	Acquired pursuant to the Maverix acquisition
10.	100% of payable silver production from Moss until 3.5 million ounces have been delivered and 50% thereafter.
11.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold

Investments in Stream and Royalty Interests

As of September 30, 2023, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments		Triggering Event
AuRico Metals Inc.	Kemess Project		$10 million	Positive construction decision
			$10 million	1st anniversary
			$12.5 million	2nd anniversary
			$12.5 million	3rd anniversary
Nevada Copper Inc.	Tedeboy Area		$5 million	Payment contingent upon commencement of commercial production
DS McKinnon Holdings Limited	Hemlo	C$	50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$	50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Coeur Mining, Inc.	Silvertip		Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties		Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties		Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gross Revenue Return)		A$5 million[1]	Contingent upon satisfying milestone conditions
	Prieska Copper‐Zinc Mine (Gold and Silver Stream)		$80 million[2]

Conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction.

If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

1	GRR closed on July 21, 2023 and an initial draw of A$5 million was completed. Subsequent draws of up to A$5 million may occur in the future.
2	Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments which are noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$370	$619	$719	$455	$2,163
Lease interest[1]	58	272	100	18	448
Debt repayments[2]	—	65,000	—	—	65,000
Debt interest	4,660	9,049	—	—	13,709
Standby charges	1,713	3,281	—	—	4,994
	$6,801	$78,221	$819	$473	$86,314

1.	We are committed to minimum amounts under long-term lease agreements for office space.

2.	Represents the Credit Facility, which matures on August 30, 2026. Subsequent to the quarter-end, the Company has repaid $8 million under the Credit

Facility, leaving $57 million drawn.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities.  The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On January 19, 2023, the Company acquired all of the common shares of Maverix and commenced consolidating the assets, liabilities and results of operations of Maverix in its financial reporting. Management has determined to limit the scope of the design and evaluation of the Company’s internal control over financial reporting to exclude the controls, policies and procedures of Maverix, the results of which are included in the consolidated financial statements of the Company for the three and nine months ended September 30, 2023. This scope limitation is in accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The scope limitation is primarily based on the time required to assess Maverix’s controls, policies and procedures in a manner consistent with the Company’s other operations. Commencing January 1, 2024, Maverix will be included in the scope of the design and evaluation of the Company’s internal control over financial reporting.

The operations of Maverix represented 27% and 26% of the Company’s consolidated revenues and net earnings (loss) respectively for the three months ended September 30, 2023 and represented 27% and 43% of the Company’s consolidated revenues and net earnings respectively for the nine months ended September 30, 2023. The operations of Maverix represented 33% and 5% of the Company’s consolidated assets and liabilities respectively as at September 30, 2023. The table that follows presents a summary of financial information for Maverix.

	Three months ended	Nine months ended
($ thousands)	September 30, 2023	September 30, 2023
Revenue	13,196	41,329
Net earnings	3,161	11,305

As at
($ thousands)	September 30, 2023
Current assets	23,053
Non-current assets	632,009
Current liabilities	4,166
Non-current liabilities	318

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 3 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

	2023
	Three months	Three months	Three months	Nine months
($ thousands, except average gold price and GEOs information)	ended September 30	ended June 30	ended March 31	ended September 30
Revenue	49,425	52,591	50,269
Average gold price per ounce	1,928	1,976	1,890
GEOs	25,629	26,616	26,599	78,844

	2022
	Three months	Three months	Three months	Nine months
($ thousands, except average gold price and GEOs information)	ended September 30	ended June 30	ended March 31	ended September 30
Revenue	33,754	36,490	37,755
Average gold price per ounce	1,729	1,871	1,877
GEOs	19,523	19,507	20,113	59,143

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net (loss) earnings:

●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of financial assets;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net (loss) earnings, the most directly comparable IFRS measure.

Reconciliation of Net (Loss) Earnings to Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except share and per share information)	2023	2022	2023	2022
Net (loss) earnings	$(6,041)	$12,815	$26,527	$39,626
Impairment charges	27,107	—	27,107	—
Expected credit losses	974	—	974	—
Loss (gain) on disposition of mineral interests	—	—	1,000	(2,099)
Foreign currency translation losses	327	136	275	289
(Increase) decrease in fair value of financial assets	798	307	(1,901)	4,799
Income tax effect	(5,828)	—	(5,470)	968
Adjusted net earnings	$17,337	$13,258	$48,512	$43,583
Weighted average shares outstanding – basic	201,839,092	155,970,318	198,589,730	156,003,665
Net (loss) earnings per share	$(0.03)	$0.08	$0.13	$0.25
Adjusted net earnings per share	$0.09	$0.09	$0.24	$0.28

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2023	2022	2023	2022
Operating cash flow	$36,750	$25,356	$116,494	$81,655
Acquisition of other assets	—	—	—	—
Free cash flow	$36,750	$25,356	$116,494	$81,655

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of financial assets;
●	non-cash cost of sales related to prepaid gold interests; and
●	non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net (Loss) Earnings to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2023	2022	2023	2022
Net (loss) earnings	$(6,041)	$12,815	$26,527	39,626
Finance costs, net	539	262	3,117	1,241
Income tax expense (recovery)	(3,532)	1,624	(540)	5,036
Depletion and amortization	16,904	10,910	48,756	35,763
Impairment charges	27,107	—	27,107	—
Expected credit losses	974	—	974	—
Loss (gain) on disposition of mineral interests	—	—	1,000	(2,099)
Foreign currency translation loss	327	136	275	289
(Increase) decrease in fair value of financial assets	798	307	(1,901)	4,799
Non-cash cost of sales related to prepaid gold interests	1,728	—	12,209	—
Adjusted EBITDA	$38,804	$26,054	$117,524	$84,655

Gross Profit Margin and Asset Margin

Gross profit margin is a supplementary financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except Gross profit margin and Asset margin)	2023	2022	2023	2022
Revenue	$49,425	$33,754	$152,285	$107,999
Cost of sales	23,616	14,034	76,656	45,453
Gross profit	25,809	19,720	75,629	62,546
Gross profit margin	52%	58%	50%	58%
Gross profit	$25,809	$19,720	$75,629	$62,546
Add: Depletion	16,811	10,817	48,479	35,481
Add: Non-cash cost of sales related to prepaid gold interests	1,728	—	12,209	—
	44,348	30,537	136,317	98,027
Revenue	49,425	33,754	152,285	107,999
Asset margin	90%	90%	90%	91%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A include, but are not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interest, strengths, characteristics and expected benefits and synergies of the acquisition of Maverix Metals Inc., and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed AIF which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.